FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 2 October 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Holding(s) in Company
2. Annual Information Update
3. Holding(s) in Company
4. Holding(s) in Company
5. Holding(s) in Company
6. Director Declaration



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  2 October 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description

1.                          Holding(s) in Company
2.                          Annual Information Update
3.                          Holding(s) in Company
4.                          Holding(s) in Company
5.                          Holding(s) in Company
6.                          Director Declaration

Exhibit No. 1

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF IRELAND                                                      232,256
BANK OF IRELAND                                                      1,027,581
BANK OF IRELAND                                                      478,385
BANK OF IRELAND                                                      769,388
BANK OF IRELAND                                                      108,810
BANK OF IRELAND                                                      566,972
Bank of Ireland Nominees Limited                                     6,867,028
Bank of Ireland Nominees Limited                                     926,278
Bank of New York                                                     40,252
Bank of New York                                                     20,531
Bank of New York                                                     429,850
Bank of New York                                                     383,669
Bank of New York                                                     1,016,187
Bank of New York                                                     1,216,312
Bank of New York                                                     291,498
BARCLAYS BANK France SA - Clients                                    460
BARCLAYS BANK France SA - Clients                                    750
BARCLAYS BANK SA                                                     1,000
BARCLAYS CAPITAL NOMINEES                                            1,047,094
BARCLAYS CAPITAL NOMINEES                                            3,265,427
BARCLAYS CAPITAL NOMINEES                                            2,845,031
Barclays Capital Securities Ltd                                      17,000
Barclays Global Investors Canada                                     40,095
Barclays Noms Monument R97                                           30,686
Barclays Trust & Co & Others                                         1,625
Barclays Trust Co R69                                                1,020
Barclayshare Nominees Limited                                        2,963
BNP PARIBAS                                                          231,707
BNY (OCS) NOMIINEES LTD                                              225,642
BNY (OCS) NOMINEES LTD                                               482,040
BT GLOBENET NOMINEES LTD                                             111,270
CHASE NOMINEES LTD                                                   548,506
CHASE NOMINEES LTD                                                   154,798
CHASE NOMINEES LTD                                                   148,632
CHASE NOMINEES LTD                                                   934,713
CHASE NOMINEES LTD                                                   1,466,578
CHASE NOMINEES LTD                                                   25,964,807
CHASE NOMINEES LTD                                                   370,354
CHASE NOMINEES LTD                                                   67,076
CHASE NOMINEES LTD                                                   131,839
CHASE NOMINEES LTD                                                   358,058
CHASE NOMINEES LTD                                                   163,883
CHASE NOMINEES LTD                                                   440,424
CHASE NOMINEES LTD                                                   376,722
CHASE NOMINEES LTD                                                   992,360
CHASE NOMINEES LTD                                                   40,547
CHASE NOMINEES LTD                                                   311,700
CIBC MELLON GLOBAL SECURITIES                                        176,871
CITIBANK                                                             92,234
CITIBANK                                                             290,311
CITIBANK                                                             287,645
CITIBANK                                                             30,343
Clydesdale Nominees - HGB0125                                        14,114
Clydesdale Nominees - HGB0125                                        4,080
CREDIT SUISSE ASSET MANAGEMENT                                       46,881
DEUTSCHE BANK LONDON                                                 5,718
DEUTSCHE BANK LONDON                                                 1,760,487
HSBC                                                                 667,688
HSBC                                                                 41,436
IBT                                                                  430,128
INVESTOR BANK AND TRUST CO                                           5,132
INVESTOR BANK AND TRUST CO                                           15,321
INVESTOR BANK AND TRUST CO                                           29,854
INVESTOR BANK AND TRUST CO                                           177,154
INVESTOR BANK AND TRUST CO                                           1,592,736
INVESTOR BANK AND TRUST CO                                           96,848
INVESTOR BANK AND TRUST CO                                           161,874
INVESTOR BANK AND TRUST CO                                           8,847
INVESTOR BANK AND TRUST CO                                           34,182
INVESTOR BANK AND TRUST CO                                           53,514
INVESTOR BANK AND TRUST CO                                           52,090
INVESTOR BANK AND TRUST CO                                           65,234
INVESTOR BANK AND TRUST CO                                           56,828
INVESTOR BANK AND TRUST CO                                           8,887,936
INVESTOR BANK AND TRUST CO                                           307,691
INVESTOR BANK AND TRUST CO                                           1,398,146
INVESTOR BANK AND TRUST CO                                           3,777,413
INVESTOR BANK AND TRUST CO                                           2,764,992
INVESTOR BANK AND TRUST CO                                           580,470
INVESTOR BANK AND TRUST CO                                           747,817
JP MORGAN (BGI CUSTODY)                                              85,193
JP MORGAN (BGI CUSTODY)                                              18,983
JP MORGAN (BGI CUSTODY)                                              104,976
JP MORGAN (BGI CUSTODY)                                              288,780
JP MORGAN (BGI CUSTODY)                                              33,862
JP MORGAN (BGI CUSTODY)                                              611,891
JP MORGAN (BGI CUSTODY)                                              1,025,306
JP MORGAN (BGI CUSTODY)                                              71,859
JP MORGAN (BGI CUSTODY)                                              341,605
JP MORGAN (BGI CUSTODY)                                              571,728
JP MORGAN (BGI CUSTODY)                                              8,854,147
JP MORGAN (BGI CUSTODY)                                              189,580
JP MORGAN (BGI CUSTODY)                                              78,055
JP MORGAN (BGI CUSTODY)                                              9,828
JP MORGAN (BGI CUSTODY)                                              16,444
JP MORGAN (BGI CUSTODY)                                              24,359
JP MORGAN (BGI CUSTODY)                                              58,025
JP MORGAN (BGI CUSTODY)                                              27,856
JP MORGAN (BGI CUSTODY)                                              2,934,280
JP MORGAN (BGI CUSTODY)                                              626,752
JP MORGAN (BGI CUSTODY)                                              129,568
JP MORGAN (BGI CUSTODY)                                              310,472
JP MORGAN (BGI CUSTODY)                                              203,986
JP MORGAN (BGI CUSTODY)                                              195,418
JPM FRANKFURT                                                        175,054
JPMORGAN CHASE BANK                                                  5,393
JPMORGAN CHASE BANK                                                  565,760
JPMORGAN CHASE BANK                                                  129,350
JPMORGAN CHASE BANK                                                  34,463
JPMORGAN CHASE BANK                                                  1,103,369
JPMORGAN CHASE BANK                                                  1,180,866
JPMORGAN CHASE BANK                                                  314,891
JPMORGAN CHASE BANK                                                  104,976
JPMORGAN CHASE BANK                                                  3,819
JPMORGAN CHASE BANK                                                  50,509
JPMORGAN CHASE BANK                                                  1,470,738
JPMORGAN CHASE BANK                                                  5,101
JPMORGAN CHASE BANK                                                  6,011
JPMORGAN CHASE BANK                                                  17,206
JPMORGAN CHASE BANK                                                  28,455
JPMORGAN CHASE BANK                                                  310,997
JPMORGAN CHASE BANK                                                  58,087
JPMORGAN CHASE BANK                                                  19,408
JPMORGAN CHASE BANK                                                  76,435
JPMORGAN CHASE BANK                                                  61,124
JPMORGAN CHASE BANK                                                  81,716
JPMORGAN CHASE BANK                                                  92,652
JPMORGAN CHASE BANK                                                  18,983
JPMORGAN CHASE BANK                                                  85,193
KAS ASSOCIATES                                                       194,956
Master Trust Bank                                                    111,052
MELLON                                                               88,451
MELLON BANK                                                          1,784,472
MELLON BANK                                                          118,416
Mellon Trust - US Custodian                                          400,906
Mellon Trust - US Custodian                                          23,678
Mellon Trust of New England                                          243,140
MIDLAND BANK (HSBC BANK PLC)                                         1,404,149
MITSUBISHI TRUST INTERNATIONAL                                       77,106
Mitsui Asset                                                         10,172
NORDEA BANK                                                          205,157
NORTHERN TRUST                                                       13,258
NORTHERN TRUST                                                       31,590
NORTHERN TRUST                                                       218,796
NORTHERN TRUST                                                       247,670
NORTHERN TRUST                                                       690,810
NORTHERN TRUST                                                       1,371,222
NORTHERN TRUST BANK - BGI SEPA                                       500,599
NORTHERN TRUST BANK - BGI SEPA                                       131,792
NORTHERN TRUST BANK - BGI SEPA                                       601,142
Reflex Nominees Limited                                              2,184
Reflex Nominees Limited                                              393
STATE STREET                                                         108,964
STATE STREET                                                         548,793
STATE STREET                                                         298,243
STATE STREET                                                         21,572
STATE STREET                                                         148,938
STATE STREET                                                         17,937
STATE STREET                                                         21,569
STATE STREET                                                         12,254
STATE STREET                                                         41,678
STATE STREET BANK & TRUST - WI                                       463,525
STATE STREET BOSTON                                                  430,128
STATE STREET BOSTON                                                  293,370
STATE STREET TRUST OF Canada                                         409,025
The Northern Trust Company - U                                       288,156
Trust & Custody Services Bank                                        1,237
Trust & Custody Services Bank                                        5,766
UBS                                                                  19,923
ZEBAN NOMINEES LIMITED                                               13,906
ZEBAN NOMINEES LIMITED                                               74,413

TOTAL                                                                114,315,836

5. Number of shares / amount of stock acquired

38,200,732

6. Percentage of issued class

3.35%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

29 August 2006

12. Total holding following this notification

114,314,836

13. Total percentage holding of issued class following this notification

10.04%

14. Any additional information


15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

1 September 2006

Exhibit No. 2


Annual Information Update for the 12 months up to and including 8 September 2006

British Airways Plc (the "Company") announces that in accordance with Prospectus Rule 5.2, the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issues of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service.

1.9.05                    Block Listing
5.9.05                    August Traffic and Capacity Statistics
6.9.05                    S198 Fidelity
8.9.05                    Fuel Surcharge
15.9.05                   S198 Capital Group
16.9.05                   Board Appointment - NaLamlieng
23.9.05                   S198 Legal & General
23.9.05                   BA Capital Accounts
23.9.05                   Board changes
5.10.05                   September Traffic and Capacity Statistics
17.10.05                  S198 Legal & General
19.10.05                  S198 Barclays
3.11.05                   October Traffic and Capacity Statistics
3.11.05                   Q2 Financial Results
3.11.05                   Chairman's statement relating to Q2 Financial Results
4.11.05                   S198 Legal & General
4.11.05                   Board Appointment - Chumpol
10.11.05                  London Eye
15.11.05                  S198 Legal & General
30.11.05                  Management Restructuring
5.12.05                   November Traffic and Capacity Statistics
8.12.05                   GE engine maintenance deal
15.12.05                  S198 Barclays
20.12.05                  S198 Franklin
23.12.05                  S198 Fidelity
5.1.06                    December Traffic and Capacity Statitics
6.1.06                    Directors Declaration Keith Williams
9.1.06                    Director/PDMR Shareholding - Employee Trust
11.01.06                  S198 Deutsche Bank
11.01.06                  Block Listing
16.01.06                  Director/PDMR Shareholding - Employee Trust
17.01.06                  Director/PDMR Shareholding - Employee Trust
19.01.06                  Director/PDMR Shareholding - Employee Trust
19.01.06                  S198 Franklin
20.01.06                  S198 Capital Group
24.01.06                  Director/PDMR Shareholding - Employee Trust
31.01.06                  S198 Capital Group
1.2.06                    S198 Deutsche Bank
2.2.06                    S198 Barclays
3.2.06                    January Traffic and Capacity Statistics
3.2.06                    Q3 Financial Results
3.2.06                    Chairman's statement Relating to Q2 Financial Results
8.2.06                    London Eye
10.2.06                   S198 Capital Group
14.2.06                   EC/DOJ Investigation
15.2.06                   Director/PDMR Shareholding - Employee Trust
23.2.06                   Director/PDMR Shareholding - Employee Trust
24.2.06                   Director/PDMR Shareholding - Employee Trust
28.2.06                   Director/PDMR Shareholding - Employee Trust
3.3.06                    February Traffic and Capacity Statistics
8.3.06                    Investor Day Announcement
9.3.06                    Investor Day Details
9.3.06                    Business Plan
14.3.06                   Director/PDMR Shareholding - Employee Trust
15.3.06                   Director/PDMR Shareholding - Employee Trust
17.3.06                   Director/PDMR Shareholding - Employee Trust
17.3.06                   S198 Deutsche Bank
22.3.06                   Director/PDMR Shareholding - Employee Trust
23.3.06                   Pensions Announcement
24.3.06                   Director/PDMR Shareholding - Employee Trust
27.3.06                   Director/PDMR Shareholding - Employee Trust
30.3.06                   Director/PDMR Shareholding - Employee Trust
5.4.06                    March Traffic & Capacity Statistics
5.4.06                    Traffic Stats
18.4.06                   Fuel Surcharge
20.4.06                   S198 Standard Life
20.4.06                   S198 Barclays
24.4.06                   S198 Barclays
3.5.06                    S198 Franklin Resources
4.5.06                    April Traffic & Capacity Statistics
19.5.06                   Q4 Financial Results
19.5.06                   Chairmans Statement relating to Q4 Financial Results
19.506                    Pensions Statement
2.6.06                    LTIP Grant - Director/PDMR
5.6.06                    May Traffic & Capacity Statistics
16.6.06                   Director/PDMR Shareholding - Employee Trust
20.6.06                   Director/PDMR Shareholding - Employee Trust
22.6.06                   IFT/DOJ Investigation
22.6.06                   S198 Deutsche
27.6.06                   Director/PDMR Shareholding - Employee Trust
29.6.06                   Director/PDMR Shareholding - Employee Trust
5.7.06                    June Traffic and Capacity Statistics
7.7.6                     S198 Deutsche Bank
11.7.06                   Director/PDMR Shareholding - Employee Trust
18.7.06                   Chairmans Speech AGM
18.7.06                   Chief Executive Speech AGM
19.7.06                   AGM Poll Results
19.7.06                   AGM Resolution
20.7.06                   S198 Deutsche
25.7.06                   Director/PDMR Shareholding - Employee Trust
26.7.06                   Director/PDMR Shareholding - Employee Trust
4.8.06                    Q1 Financial Results
4.8.06                    Q1 Financial Results
4.8.06                    July Traffic and Capacity Statistics
8.8.06                    Purchase of shares
15.8.06                   S198 Barclays
24.8.06                   Block Listing
24.8.06                   S198 Barclays
1.9.06                    S198 Barclays
5.9.06                    August Traffic and Capacity Statistics


The Company also submitted filings to the Securities and Exchange Commission ("SEC") in compliance with its obligations under national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having its transferable securities admitted to trading on the New York Stock Exchange. Full details of these filings can be found on the SEC's website at www.sec.gov

The Company has submitted filings to Companies House, in relation to the allotment of shares, appointment, resignations and changes of directors. Copies of these documents can be found on the Companies House website at www.companieshouse.gov.uk or through Companies House Direct at www.direct.companieshouse.gov.uk.

Further information regarding the Company and its activities and full details of all regulatory announcements can be found at www.bashares.com.

Alan Buchanan

Company Secretary

Exhibit No. 3
                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

British Airways Plc


2. Name of shareholder having a major interest

Barclays PLC


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York                                                        40,252
BARCLAYS CAPITAL NOMINEES                                               3,285,185
BARCLAYS CAPITAL NOMINEES                                               4,339,097
BARCLAYS CAPITAL NOMINEES                                               1,493,079
Barclays Capital Securities Ltd                                         317,000
Barclays Global Investors Canada                                        42,390
Barclays Trust & Co & Others                                            1,713
Barclays Trust Co R69                                                   1,020
BNP PARIBAS                                                             226,672
CHASE NOMINEES LTD                                                      548,506
CHASE NOMINEES LTD                                                      24,893,492
CHASE NOMINEES LTD                                                      424,758
CHASE NOMINEES LTD                                                      376,722
CIBC MELLON GLOBAL SECURITIES                                           172,162
Clydesdale Nominees - HGB0125                                           4,080
INVESTOR BANK AND TRUST CO                                              590,748
INVESTOR BANK AND TRUST CO                                              684,281
INVESTOR BANK AND TRUST CO                                              8,847
INVESTOR BANK AND TRUST CO                                              53,185
INVESTOR BANK AND TRUST CO                                              5,132
INVESTOR BANK AND TRUST CO                                              52,090
INVESTOR BANK AND TRUST CO                                              8,503,103
INVESTOR BANK AND TRUST CO                                              1,347,669
INVESTOR BANK AND TRUST CO                                              65,234
INVESTOR BANK AND TRUST CO                                              3,670,996
INVESTOR BANK AND TRUST CO                                              299,898
INVESTOR BANK AND TRUST CO                                              2,723,176
INVESTOR BANK AND TRUST CO                                              53,609
INVESTOR BANK AND TRUST CO                                              34,182
INVESTOR BANK AND TRUST CO                                              96,848
INVESTOR BANK AND TRUST CO                                              35,282
INVESTOR BANK AND TRUST CO                                              165,784
INVESTOR BANK AND TRUST CO                                              177,154
INVESTOR BANK AND TRUST CO                                              6,580
INVESTOR BANK AND TRUST CO                                              1,603,326
INVESTOR BANK AND TRUST CO                                              15,321
JP MORGAN (BGI CUSTODY)                                                 288,780
JP MORGAN (BGI CUSTODY)                                                 33,862
JP MORGAN (BGI CUSTODY)                                                 981,694
JP MORGAN (BGI CUSTODY)                                                 611,891
JP MORGAN (BGI CUSTODY)                                                 71,859
JP MORGAN (BGI CUSTODY)                                                 333,597
JP MORGAN (BGI CUSTODY)                                                 558,826
JP MORGAN (BGI CUSTODY)                                                 8,854,147
JP MORGAN (BGI CUSTODY)                                                 9,828
JP MORGAN (BGI CUSTODY)                                                 24,359
JPMORGAN CHASE BANK                                                     17,206
JPMORGAN CHASE BANK                                                     310,997
JPMORGAN CHASE BANK                                                     58,087
JPMORGAN CHASE BANK                                                     76,435
JPMORGAN CHASE BANK                                                     92,652
JPMORGAN CHASE BANK                                                     18,983
JPMORGAN CHASE BANK                                                     85,193
JPMORGAN CHASE BANK                                                     82,803
JPMORGAN CHASE BANK                                                     61,124
JPMORGAN CHASE BANK                                                     28,455
JPMORGAN CHASE BANK                                                     6,011
JPMORGAN CHASE BANK                                                     5,101
JPMORGAN CHASE BANK                                                     19,408
JPMORGAN CHASE BANK                                                     314,891
JPMORGAN CHASE BANK                                                     120,259
JPMORGAN CHASE BANK                                                     98,426
JPMORGAN CHASE BANK                                                     34,463
JPMORGAN CHASE BANK                                                     5,393
JPMORGAN CHASE BANK                                                     1,103,369
JPMORGAN CHASE BANK                                                     1,419,258
JPMORGAN CHASE BANK                                                     49,538
Master Trust Bank                                                       565,760
Master Trust Bank                                                       74,378
Master Trust Bank                                                       107,382
Mellon Trust - US Custodian                                             23,678
Mellon Trust  - US Custodian                                            391,855
Mellon Trust of New England                                             227,636
Mitsui Asset                                                            10,172
NORTHERN TRUST BANK - BGI SEPA                                          431,615
NORTHERN TRUST BANK - BGI SEPA                                          582,602
NORTHERN TRUST BANK - BGI SEPA                                          123,090
Reflex Nominees Limited                                                 2,184
Reflex Nominees Limited                                                 393
STATE STREET BANK & TRUST - WI                                          450,654
STATE STREET BOSTON                                                     417,376
STATE STREET BOSTON                                                     293,370
STATE STREET TRUST OF Canada                                            398,308
The Northern Trust Company - U                                          281,546
Trust & Custody Services Bank                                           1,237
Trust & Custody Services Bank                                           1,175,054
Trust & Custody Services Bank                                           5,766
ZEBAN NOMINEES LIMITED                                                  13,906

TOTAL                                                                   77,713,430


5. Number of shares / amount of stock acquired

N/A


6. Percentage of issued class

N/A


7. Number of shares / amount of stock disposed

36,601,406


8. Percentage of issued class

3.2%


9. Class of security

ordinary shares of 25p


10. Date of transaction

Not known


11. Date company informed

15 September 2006


12. Total holding following this notification

77,713,430


13. Total percentage holding of issued class following this notification

6.82%


14. Any additional information



15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119


16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary


Date of notification

15 September 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 4

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

British Airways Plc


2. Name of shareholder having a major interest

Legal & General Group Plc


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Legal & General Group Plc


5. Number of shares / amount of stock acquired

N/A


6. Percentage of issued class

N/A


7. Number of shares / amount of stock disposed

Not known


8. Percentage of issued class

Not known


9. Class of security

ordinary shares of 25p


10. Date of transaction

Not known


11. Date company informed

15 September 2006


12. Total holding following this notification

Not known


13. Total percentage holding of issued class following this notification

Less than 3%


14. Any additional information

Legal & General no longer have a notifiable interest


15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119


16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary


Date of notification

15 September 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 5

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland                                                         232,256
Bank of Ireland                                                         1,031,552
Bank of Ireland                                                         455,450
Bank of Ireland                                                         730,492
Bank of Ireland                                                         98,958
Bank of Ireland                                                         511,809
Bank of Ireland Nominees Limited                                        6,867,028
Bank of Ireland Nominees Limited                                        923,598
Bank of New York                                                        40,252
Bank of New York                                                        20,531
Bank of New York                                                        402,456
Bank of New York                                                        371,764
Bank of New York                                                        976,639
Bank of New York                                                        1,155,693
Bank of New York                                                        291,498
Barclays Bank France SA - Clients                                       460
Barclays Bank France SA - Clients                                       750
Barclays Bank PLC - Portugal - Clients                                  200
Barclays Bank SA                                                        2,000
BARCLAYS CAPITAL NOMINEES                                               3,273,555
BARCLAYS CAPITAL NOMINEES                                               1,462,079
BARCLAYS CAPITAL NOMINEES                                               4,451,374
Barclays Capital Securities Ltd                                         2,000,000
Barclays Capital Securities Ltd                                         2,317,000
Barclays Global Investors Canada                                        42,390
Barclays Noms Monument R97                                              30,479
Barclays Trust & Co & Others                                            1,713
Barclays Trust Co R69                                                   1,020
Barclays Nominees Limited                                               2,963
BNP PARIBAS                                                             221,091
BNY (OCS) NOMINEES LTD                                                  218,833
BNY (OCS) NOMINEES LTD                                                  456,018
BT GLOBENET NOMINEES LTD                                                111,270
CHASE NOMINEES LTD                                                      548,506
CHASE NOMINEES LTD                                                      154,798
CHASE NOMINEES LTD                                                      144,747
CHASE NOMINEES LTD                                                      882,153
CHASE NOMINEES LTD                                                      1,341,423
CHASE NOMINEES LTD                                                      23,931,696
CHASE NOMINEES LTD                                                      353,013
CHASE NOMINEES LTD                                                      64,625
CHASE NOMINEES LTD                                                      125,625
CHASE NOMINEES LTD                                                      337,882
CHASE NOMINEES LTD                                                      411,624
CHASE NOMINEES LTD                                                      376,722
CHASE NOMINEES LTD                                                      941,290
CHASE NOMINEES LTD                                                      40,547
CHASE NOMINEES LTD                                                      311,700
CIBC MELLON GLOBAL SECURITIES                                           167,257
CITIBANK                                                                92,234
CITIBANK                                                                290,311
CITIBANK                                                                287,645
CITIBANK                                                                30,434
Clydesdale Nominees - HGB0125                                           4,080
CREDIT SUISSE ASSET MANAGEMENT                                          46,881
DEUTSCHE BANK LONDON                                                    5,718
DEUTSCHE BANK LONDON                                                    1,760,487
HSBC                                                                    633,061
HSBC                                                                    41,436
IBT                                                                     405,295
IBT                                                                     190,398
INVESTOR BANK AND TRUST CO                                              1,609,680
INVESTOR BANK AND TRUST CO                                              96,848
INVESTOR BANK AND TRUST CO                                              15,321
INVESTOR BANK AND TRUST CO                                              576,582
INVESTOR BANK AND TRUST CO                                              177,154
INVESTOR BANK AND TRUST CO                                              35,282
INVESTOR BANK AND TRUST CO                                              8,847
INVESTOR BANK AND TRUST CO                                              5,132
INVESTOR BANK AND TRUST CO                                              52,090
INVESTOR BANK AND TRUST CO                                              165,784
INVESTOR BANK AND TRUST CO                                              65,234
INVESTOR BANK AND TRUST CO                                              53,185
INVESTOR BANK AND TRUST CO                                              6,580
INVESTOR BANK AND TRUST CO                                              53,609
INVESTOR BANK AND TRUST CO                                              1,324,851
INVESTOR BANK AND TRUST CO                                              291,250
INVESTOR BANK AND TRUST CO                                              674,014
INVESTOR BANK AND TRUST CO                                              3,596,667
INVESTOR BANK AND TRUST CO                                              8,331,977
INVESTOR BANK AND TRUST CO                                              2,748,147
INVESTOR BANK AND TRUST CO                                              34,182
JP MORGAN (BGI CUSTODY)                                                 85,193
JP MORGAN (BGI CUSTODY)                                                 17,358
JP MORGAN (BGI CUSTODY)                                                 98,426
JP MORGAN (BGI CUSTODY)                                                 288,780
JP MORGAN (BGI CUSTODY)                                                 33,862
JP MORGAN (BGI CUSTODY)                                                 959,963
JP MORGAN (BGI CUSTODY)                                                 611,891
JP MORGAN (BGI CUSTODY)                                                 71,859
JP MORGAN (BGI CUSTODY)                                                 324,221
JP MORGAN (BGI CUSTODY)                                                 544,255
JP MORGAN (BGI CUSTODY)                                                 8,854,147
JP MORGAN (BGI CUSTODY)                                                 181,768
JP MORGAN (BGI CUSTODY)                                                 78,055
JP MORGAN (BGI CUSTODY)                                                 9,828
JP MORGAN (BGI CUSTODY)                                                 16,444
JP MORGAN (BGI CUSTODY)                                                 24,359
JP MORGAN (BGI CUSTODY)                                                 55,397
JP MORGAN (BGI CUSTODY)                                                 25,704
JP MORGAN (BGI CUSTODY)                                                 2,934,280
JP MORGAN (BGI CUSTODY)                                                 592,088
JP MORGAN (BGI CUSTODY)                                                 129,568
JP MORGAN (BGI CUSTODY)                                                 310,472
JP MORGAN (BGI CUSTODY)                                                 203,986
JP MORGAN (BGI CUSTODY)                                                 100,000
JPM FRANKFURT                                                           175,054
JPMORGAN CHASE BANK                                                     98,426
JPMORGAN CHASE BANK                                                     120,259
JPMORGAN CHASE BANK                                                     301,220
JPMORGAN CHASE BANK                                                     5,101
JPMORGAN CHASE BANK                                                     6,011
JPMORGAN CHASE BANK                                                     17,206
JPMORGAN CHASE BANK                                                     28,455
JPMORGAN CHASE BANK                                                     310,997
JPMORGAN CHASE BANK                                                     58,087
JPMORGAN CHASE BANK                                                     76,435
JPMORGAN CHASE BANK                                                     61,124
JPMORGAN CHASE BANK                                                     85,193
JPMORGAN CHASE BANK                                                     82,803
JPMORGAN CHASE BANK                                                     17,358
JPMORGAN CHASE BANK                                                     88,862
JPMORGAN CHASE BANK                                                     1,396,556
JPMORGAN CHASE BANK                                                     19,408
JPMORGAN CHASE BANK                                                     49,538
JPMORGAN CHASE BANK                                                     5,393
JPMORGAN CHASE BANK                                                     34,463
JPMORGAN CHASE BANK                                                     1,103,369
KAS ASSOCIATES                                                          194,956
Master Trust Bank                                                       107,382
Master Trust Bank                                                       74,378
Master Trust Bank                                                       565,760
MELLON                                                                  88,451
MELLON BANK                                                             1,682,449
MELLON BANK                                                             113,952
Mellon Trust - US Custodian                                             23,678
Mellon Trust  - US Custodian                                            380,991
Mellon Trust of New England                                             227,636
MIDLAND BANK (HSBC BANK PLC)                                            1,316,495
Mitsui Asset                                                            10,172
NORDEA BANK                                                             197,777
NORTHERN TRUST                                                          13,258
NORTHERN TRUST                                                          66,000
NORTHERN TRUST                                                          31,590
NORTHERN TRUST                                                          213,517
NORTHERN TRUST                                                          228,536
NORTHERN TRUST                                                          661,215
NORTHERN TRUST                                                          1,304,614
NORTHERN TRUST BANK - BGI SEPA                                          123,090
NORTHERN TRUST BANK - BGI SEPA                                          431,615
NORTHERN TRUST BANK - BGI SEPA                                          571,007
Reflex Nominees Limited                                                 2,184
Reflex Nominees Limited                                                 393
STATE STREET                                                            108,964
STATE STREET                                                            548,793
STATE STREET                                                            298,243
STATE STREET                                                            20,727
STATE STREET                                                            137,612
STATE STREET                                                            17,186
STATE STREET                                                            21,569
STATE STREET                                                            19,254
STATE STREET                                                            40,179
STATE STREET BANK & TRUST - WI                                          436,891
STATE STREET BOSTON                                                     293,370
STATE STREET BOSTON                                                     405,295
STATE STREET TRUST OF Canada                                            386,798
The Northern Trust Company - U                                          273,424
Trust & Custody Services Bank                                           1,237
Trust & Custody Services Bank                                           1,175,054
Trust & Custody Services Bank                                           5,766
UBS                                                                     19,923
ZEBAN NOMINEES LIMITED                                                  63,229
ZEBAN NOMINEES LIMITED                                                  13,906

TOTAL                                                                   116,158,913


5. Number of shares / amount of stock acquired

38,445,392


6. Percentage of issued class

3.37%


7. Number of shares / amount of stock disposed

N/a


8. Percentage of issued class

N/A


9. Class of security

ordinary shares of 25p


10. Date of transaction

Not known


11. Date company informed

22 September 2006


12. Total holding following this notification

116,158,822


13. Total percentage holding of issued class following this notification

10.18%


14. Any additional information



15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119


16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary


Date of notification

26 September 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 6

Information required on the Appointment of a New Director:

James A Lawrence ("the Director")



1. Details of all directorships held by the Director in any other publicly quoted company at any time in the previous five years, indicating dates of retirement or resignation where applicable.


Current Employment:               General Mills, Inc.
                                  Vice Chairman and Chief Financial Officer

Current Directorship:             Avnet, Inc.
                                  Independent Director
                                  From January 1999


Past Directorships:               St. Paul Travelers
                                  Independent Director
                                  (Retired - March 2005))

                                  Apple Computer Inc.
                                  Independent Director
                                  (Retired - March 2004))

                                  Intuitive Surgical, Inc.
                                  Independent Director
                                  (Retired - August 2003)


2.      Details of any unspent convictions in relation to indictable offences.

-None-


3. Details of any bankruptcies or individual voluntary arrangements of the Director.

-None-


4. Details of any receiverships, compulsory liquidations, creditors' voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors of any company where the Director was an executive director at the time of, or within the 12 months preceding, such events.

-None-


5. Details of any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where the Director was a partner at the time of, or within the 12 months preceding, such event.

-None-


6. Details of receiverships of any asset of the Director or of any partnership of which the Director was a partner at the time of, or within the 12 months preceding, such event.

-None-


7. Details of any public criticisms of the Director by any statutory or regulatory authorities (including designated professional bodies) and whether the Director has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

-None-


James A Lawrence:  Interests in the securities of British Airways Plc


1.     Ordinary shares                                                   NIL

2.     Ordinary shares subject to restrictions:                          NIL

3.     Ordinary Share Options (Nil paid for grant):                      NIL

4.     Savings Related Share Option Schemes:                             NIL

5.     Conditional Ordinary Share Options:                               NIL